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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-10389
Western Gas Resources, Inc.

(Exact name of registrant as specified in its charter)
1099 18 th Street, Suite 1200
Denver, Colorado 80202
(832) 636-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place a check in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certificate or notice date: One holder of record
     Pursuant to the requirements of the Securities Exchange Act of 1934, Western Gas Resources, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 23, 2006	By:	/s/ Charlene A. Ripley
		Name:	Charlene A. Ripley
		Title:	Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer